EXHIBIT 99.1

MAG Silver to Acquire Gatling Exploration

VANCOUVER, British Columbia, March 11, 2022 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG” or “MAG Silver”) is pleased to announce that it has entered into a Definitive Arrangement Agreement (the “Definitive Agreement”) with Gatling Exploration Inc. (TSXV: GTR, OTCQB: GATGF) (“Gatling”) pursuant to which MAG will acquire all of the issued and outstanding common shares of Gatling (the “Transaction”) in an all-share transaction. Each Gatling shareholder will be entitled to receive 0.01702627 (the “Exchange Ratio”) of a common share of MAG for each share of Gatling held (the “Consideration”).

The Consideration values Gatling at approximately C$0.40 per share, representing a premium of approximately 47.4% to Gatling shareholders, based on the 5-day volume weighted average price (VWAP) of each company as of the close of trading on March 10, 2022. Upon completion of the Transaction, it is expected that Gatling shareholders will hold approximately 0.79% of MAG shares on an outstanding basis.

Highlights of the Transaction:

Gatling is a Canadian gold exploration company focused on advancing the Larder Gold Project, located in the prolific Abitibi greenstone belt in Northern Ontario, Canada. The Larder project hosts three high-grade gold deposits along the Cadillac-Larder Lake Break, 35 km east of Kirkland Lake. The project is 100% owned by Gatling and is comprised of patented and unpatented claims, leases and mining licenses of occupation within the McVittie and McGarry Townships. The 3,370 ha project area lies 7 kilometers west of the Kerr Addison Mine. All parts of the Larder property are readily accessible and MAG expects to engage the existing exploration team going forward.

“Gatling's Larder property gives us a substantial toe hold along this regionally productive gold-bearing structure where we believe more gold should be findable,” said George Paspalas, MAG Silver’s President and CEO. “We are very impressed with the geological abilities of the Gatling field team and look forward to applying some new takes on where mineralization occurs in Abitibi orogenic gold systems.”

Transaction Details

The Definitive Agreement for the Transaction includes customary provisions, including non-solicitation, right to match, and fiduciary out provisions, as well as certain representations, covenants and conditions which are customary for a transaction of this nature. The Definitive Agreement provides for a C$1.0 million termination fee payable by Gatling to MAG in certain circumstances or an expense reimbursement fee of C$600,000 payable by Gatling to MAG under certain circumstances. The Transaction is expected to be completed by way of a court-approved Plan of Arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”) and will be subject to shareholder approval at a meeting of Gatling securityholders. MAG and Gatling have also entered into a loan agreement pursuant to which MAG has agreed to provide Gatling with a C$3 million secured convertible bridge loan to finance Gatling’s accounts payable and operating expenses, with all such payments subject to the prior approval of MAG.

The Definitive Agreement also includes a condition to closing that certain consultants of Gatling who are entitled to receive change of control payments in connection with the Transaction agree to amend such payments, including to permit payment of such amounts in MAG shares (the “Compensation Amendments”). The issuance of MAG shares pursuant to the Compensation Amendments will be subject approval of the TSX. Closing of the Transaction is subject to the receipt of applicable regulatory approvals, including approval of the TSX, and the satisfaction of certain other closing conditions customary in transactions of this nature and is anticipated to be completed by late May 2022.

It is anticipated that any securities to be issued under the Arrangement will be offered and issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act of 1933 provided by Section 3(a)(10) thereof. This press release does not constitute an offer to sell, or the solicitation of an offer to buy, any securities.

Board of Director’s Recommendation and Voting Support

The Arrangement has been unanimously approved by the board of directors of both MAG and Gatling. Directors and officers of Gatling along with Gatling’s largest shareholder, Sprott Asset Management LP, holding in the aggregate 15.19% of the outstanding Gatling shares, have each entered into customary voting and support agreements to, amongst other things, vote in favour of the Arrangement at the special meeting of Gatling securityholders to be held to consider the Transaction.

About MAG Silver Corp. (www.magsilver.com )

MAG Silver Corp. is a Canadian development and exploration company focused on becoming a top-tier primary precious metals mining company by exploring and advancing high-grade, district scale, silver-gold dominant projects in the Americas. Its principal focus and asset is the Juanicipio Project (44%), being developed with Fresnillo Plc (56%), the operator. The Project is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp, where the operator is currently developing an underground mine and constructing a 4,000 tonnes per day processing plant. Underground mine production of mineralized development material commenced in Q3 2020 and is being processed through adjacent Fresnillo-operated plants. An expanded exploration program is in place targeting multiple highly prospective targets at Juanicipio. MAG is also executing a multi-phase exploration program at the Deer Trail 100% earn-in project in Utah.

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address our expectations with respect to any anticipated benefits of the Transaction, beliefs that there is more gold findable at the Larder property, new takes on the location of mineralization in Abitibi orogenic gold systems, the closing of the Transaction, the bridge loan, MAG’s ability to complete the proposed Transaction; Gatling and MAG’s ability to secure the necessary shareholder, securityholder, legal and regulatory approvals required to complete the Transaction, the timing of the Transaction, the timing and success of plant pre-commissioning and commissioning activities, processing rates of development materials, future mineral production, and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, impacts (both direct and indirect) of COVID-19, timing of receipt of required permits, changes in applicable laws, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the MAG Silver’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward-looking statement will come to pass, and investors should not place undue reliance upon forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov.

For further information on behalf of MAG Silver Corp.
Contact Michael J. Curlook, VP Investor Relations and Communications

Phone: (604) 630-1399
Toll Free: (866) 630-1399

Website: www.magsilver.com
Email:  info@magsilver.com